UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2021 (MM/DD/YY) AND ENDING December 31, 2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RAPHAEL ARYEH AND ASSOCIATES

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

141-51 72 CRESCENT
(No. and Street)

FLUSHING (City) N. Y. (State) 11367 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

RAPHAEL ARYEH (Name) 718/263/4852 (Area Code – Telephone Number) Aryerap@verizon.net (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130 (Address) MAITLAND (City) FL (State) 32751 (Zip Code)

JULY 28, 2004 (Date of Registration with PCAOB)(if applicable) 1839 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RAPHAEL ARYEH, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of RAPHAEL ARYEH AND ASSOCIATES, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ARTHUR J. HOROWITZ
Notary Public, State of New York
No. 01HO6258384
Qualified in Nassau County
Commission Expires March 26, 2024

Signature: Raphael Aryeh

Title: GENERAL PARTNER

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

-2-

Raphael Aryeh And Associates

(A Partnership)

Financial Statements

December 31, 2021

RAPHAEL ARYEH AND ASSOCIATES

FINANCIAL STATEMENTS
FOR THE YEAR ENDED

DECEMBER 31, 2021

TABLE OF CONTENTS



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners
of Raphael Aryeh and Associates

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Raphael Aryeh and Associates as of December 31, 2021, the related statements of operations, changes in partners equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Raphael Aryeh and Associates as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Raphael Aryeh and Associates' management. Our responsibility is to express an opinion on Raphael Aryeh and Associates' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Raphael Aryeh and Associates in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Raphael Aryeh and Associates' financial statements. The supplemental information is the responsibility of Raphael Aryeh and Associates' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company PA

Ohab and Company, PA

We have served as Raphael Aryeh and Associates' auditor since 2015.

Maitland, Florida

April 28, 2022

Raphael Aryeh And Associates
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2021

ASSETS

Assets:

Cash and cash equivalents	$	455,237
Accounts receivable		70,275
Vehicle (net of accumulated depreciation)		2,877
	$	528,389

LIABILITIES AND PARTNERS' EQUITY

Liabilities:

Accrued expenses	$	5,833
		5,833
Partners' equity:		522,556
	$	528,389

The accompanying notes are an integral part of these financial statements.

-6-

Raphael Aryeh And Associates
Financial Statements
Statement of Operations
As of and for the Year-Ended December 31, 2021

Revenues:		
Advisory fees	$	83,398
Mutual Funds and 12B-1's		30,282
Interest income		187
Total revenues		113,867
Expenses:		
Pension		7,000
Property taxes		2,127
Regulatory fees and expenses		2,046
Telephone and communications		2,420
Other operating expenses		39,298
Total expenses		52,889
Net income	$	60,976

The accompanying notes are an integral part of these financial statements.

-7-

Raphael Aryeh And Associates
Financial Statements
Statement of Changes in Partners Equity
As of and for the Year-Ended December 31, 2021

	2021 Partners' Equity
Balances, December 31, 2020	$ 448,478
Net income	60,976
Partner contributions	26,102
Partner distributions	(13,000)
Balances, December 31, 2021	$522,556

The accompanying notes are an integral part of these financial statements.

— 8 —

Raphael Aryeh And Associates
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended December 31, 2021

Cash flows from operating activities:		
Net income	$	60,976
Adjustments to reconcile net income to net		
cash flows from operating activities:		
Depreciation		5,755
(Increase) decrease in:		
Accounts receivable		(10,306)
Accrued expenses		5,250
Net cash provided by operating activities		61,675
Cash flows from financing activities:		
Partner contributions		26,102
Partner distributions		(13,000)
Net cash provided by financing activities		13,102
Net increase in cash		74,777
Cash and cash equivalents at beginning of period		380,460
Cash and cash equivalents at end of period	$	455,237

Supplemental disclosure:
Cash paid for interest $ - 0 -
Cash paid for taxes $ - 0 -

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Raphael Aryeh & Associates (a partnership) ("the Company") is a broker-dealer, registered with the Securities Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed in the state of New York in 1978.

The Company's business is limited to selling mutual funds on an application basis, selling variable life insurance or annuities and advisory fees.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2021, the Company had $187,028 in excess of the FDIC insured limit.

Revenue and Cost Recognition

Commissions from the sale of mutual funds and variable annuities and 12b-1's are recognized as revenue at the point in time the associated service is fulfilled which is based on the trade date.

Investment Advisory Fees

The company provides advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received annually and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of property and

-16-

Note 1 – Summary of Significant Accounting Policies - continued

equipment is provided utilizing the straight line method over the estimated useful lives of the related assets.

Income Taxes

The Company files its income tax returns as a partnership for federal and state income tax purposes. As such, the Company does not pay income taxes, as any income or loss is included in the income tax returns of the individual partners. Accordingly, no provision is made for income taxes in the financial statements.

As defined by Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 740, Income Taxes, no provision or liability for materially uncertain tax positions was deemed necessary by management. Therefore, no provision or liability for uncertain tax positions has been included in these financial statements.

Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its partners will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's tax returns remain open for three years for federal and state income tax examination. As such, the Company's income tax returns for the years ended December 31, 2018, 2019 and 2020 respectively, are subject to possible federal and state examinations, generally three years after they are filed.

Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Business Concentrations

The Company earned revenue for investment advisory fees from four major customers that accounted for 80% of revenue for the year. Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits.

7

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2021, the Company had net capital of $449,404 and excess net capital of $444,404 and a net capital rate of 1.30 to 1.

Note 3 – Property and Equipment

Property and equipment consists of:

Vehicle

Total Vehicle at Cost	$ 28,773
Less: Accumulated depreciation	(25,896)
Vehicle, net	$ 2,877

Depreciation expense was $5,755 for the year ended December 31, 2021.

Note 5 – Related Party

The Company had transactions with its general partner throughout the year. These transactions included payments of bills by the general partner from his personal accounts treated as contributions of capital, and charges for utilities, vehicle and other expenses that amounted to $26,102 for the year ended December 31, 2021.

Note 6 – Commitments and contingencies

Raphael Aryeh & Associates does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

Note 7 – Subsequent Events

In preparing these financial statements, management of the Company has evaluated events and transactions through the date the financial statements were available to be issued. The Company has determined that no events and transactions occurred that require disclosure.

12.

Schedule I

Raphael Aryeh And Associates
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2021

Computation of Net Capital
Computation of Net Capital Requirement

Computation of basic net capital requirements:		
Total member's equity qualified for net capital		$ 522,556
Deductions:		
Non-allowable assets		
Accounts receivable		70,275
Vehicle (net of accumulated depreciation)		2,877
Total non-allowable assets		
Net capital before haircuts and securities positions		449,404
Haircuts:		
		-
		-
Net capital		449,404
Minimum net capital requirements:		
6 2/3% of total aggregate indebtedness ($958)		
Minimum dollar net capital for this broker-dealer ($5,000)		
Net capital requirement (greater of above two requirements)		$ 5,000
Excess net capital		$ 444,404

Computation of Reconciliation of Net Capital

There were no material differences existing between the above computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2021. Accordingly, no reconciliation is necessary.

-13-

Schedule II

Raphael Aryeh And Associates
Computation of Aggregate Indebtedness Under Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2021

Computation of Aggregate Indebtedness

Total aggregate indebtedness		
Accrued expenses	$	5,833
Aggregate indebtedness	$	5,833
Percentage of indebtedness to net capital		1.30%

−14−


SCHEDULE III

RAPHAEL ARYEH & ASSOCIATES


COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATED TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AT DECEMBER 31, 2021

The Company is not claiming an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company has represented that it does not, and will not, hold customer funds or securities.



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130   *Certified Public Accountants*   Telephone 407-740-7311
Maitland, FL 32751   Email: pam@ohabco.com   Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners
of Raphael Aryeh and Associates

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Raphael Aryeh and Associates (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to mutual fund services, variable annuities and investment advisory services, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Raphael Aryeh and Associates' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Raphael Aryeh and Associates' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

April 28, 2022

Raphael Aryeh and Associates
INDEPENDENT FINANCIAL SERVICES
141-51 72ND CRESCENT FLUSHING, NEW YORK 11367 (718) 263-4852
MEMBER: NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC.
SECURITIES INVESTOR PROTECTION CORP. (SIPC)

March 13, 2022

Ohab and Company, P.A.
100 Sybellia Avenue, Suite 130
Maitland, FL 32751

Re: Raphael Aryeh & Associates Exemption Report

Raphael Aryeh & Associates (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:
The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (include all that apply, for example,): (1) mutual fund services; (2) variable annuities and (3) investment advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Rapahel Aryeh, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Regards,

Raphael Aryeh

RAPHAEL ARYEH
GENERAL PARTNER
RAPHAEL ARYEH AND ASSOCIATES

March 13, 2022



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners
of Raphael Aryeh and Associates

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Raphael Aryeh and Associates as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Raphael Aryeh and Associates as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Raphael Aryeh and Associates' management. Our responsibility is to express an opinion on Raphael Aryeh and Associates' financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Raphael Aryeh and Associates in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as Raphael Aryeh and Associates' auditor since 2015.

Maitland, Florida

April 28, 2022